Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

November 6, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Pacer Funds Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-234267

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the American Energy Independence ETF, a series of ETF Series Solutions, into the Pacer American Energy Independence ETF, a series of Pacer Funds Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on October 21, 2019 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Malvern and the State of Pennsylvania on November 6, 2019.

Please direct questions or comments relating to this filing to Alyssa Bernard at (414) 765-6316.

Very truly yours,

/s/ Joe M. Thomson

Joe M. Thomson
President, Pacer Funds Trust